SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 52)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                              Tucker, Flyer & Lewis
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                  June 18, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

CUSIP No.  669 752107                                          Page 2 of 7 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        13,430,427 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           0 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    13,430,427 shares

                           10.      Shared Dispositive Power
                                    0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                          Page 3 of 7 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        1,000,000 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           13,430,427 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    1,000,000 shares

                           10.      Shared Dispositive Power
                                    13,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                          Page 4 of 7 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        0 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           14,430,427 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    0 shares

                           10.      Shared Dispositive Power
                                    14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

         This Amendment No. 52 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware
corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by adding the following thereto:

         The funds for the $1,000,000 Communications loaned to the Issuer on June 18, 1998 and the $1,000,000 Communications loaned to the Issuer on July 10, 1998 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

         The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4.       Proceeds of the Transaction.

         Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

         On June 18, 1998, pursuant to the Communications March 1998 Seidman Letter and subject to the terms and conditions of the April 1, 1998 Promissory Note, Communications loaned to the Issuer $1,0000,000.

         On July 10, 1998, pursuant to the Communications March 1998 Seidman Letter and subject to the terms and conditions of the April 1, 1998 Promissory Note, Communications loaned to the Issuer $1,0000,000.

Item 5.       Interests in Securities of the Issuer


         Item 5 is hereby amended and supplemented by deleting the information set forth therein in its entirety and substituting in lieu thereof the following:

         (a), (b) The following table sets forth information with respect to the shares of the Common Stock beneficially owned by the Reporting Persons as of the close of business on July 17, 1998:

       Name                    Aggregate Number      Percentage     Sole Power to    Shared Power     Sole Power to     Shared Power
                                   of Shares        of Class (1)   Vote or Direct     to Vote or        Dispose or     to Dispose or
                                 Beneficially                           Vote          Direct Vote         Direct          Direct
                                     Owned                                                             Disposition      Disposition
--------------------           ------------------  --------------  --------------- ----------------  ---------------  --------------
Concept                           14,430,427             70.3%      13,430,427             - 0 -        13,430,427             - 0 -
Communications                    14,430,427             70.3%       1,000,000        13,430,427         1,000,000        13,430,427
Capital                           14,430,427             70.3%           - 0 -        14,430,427             - 0 -        14,430,427

(1) Computed on the basis of 20,524,371 shares of Common Stock outstanding (20,274,427 shares of Common Stock reported to be outstanding in the Issuer's Form 10-Q for the quarter ended March 31, 1998 and assuming the conversion of the Preferred Stock owned by Concept).

(2) Includes 14,180,427 shares of the Common Stock and 2,500 shares of the Preferred Stock (each convertible into 100 shares of the Common Stock) owned by Concept and Communications.

         None of Ms. Spurgin and Mssrs. Joo, Hugel, Gogan, Seubert, Cooperrider, Morton, Salonen, Ward, Guerra and McDevit beneficially owns shares of the Common Stock or the Preferred Stock.

         (c), (d), (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 52.

Item 7.       Items to be Filed as Exhibits

Exhibit        Description

None

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  July 22, 1998


                               CONCEPT COMMUNICATIONS, INC.


                               /s/ Nicholas Chiaia
                               By: Nicholas Chiaia, Secretary


                               CROWN COMMUNICATIONS CORPORATION


                               /s/ Nicholas Chiaia
                               By: Nicholas Chiaia, Secretary


                               CROWN CAPITAL CORPORATION


                               /s/ Nicholas Chiaia
                               By: Nicholas Chiaia, Secretary